UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______*)

GLOBAL ENERGY INC.
(Name of Issuer)
Common Stock, par value of $0.001
(Title of Class of Securities)
37932B 10 0
(CUSIP Number)
Bernard Pinsky Clark Wilson LLP Barristers & Solicitors Patent & Trade-Mark Agents 800 - 885 West Georgia Street Vancouver, British Columbia, Canada V6C 3H1 Tel: 604.687.5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 30, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CW1156775.1

CUSIP NO.	37932B 10 0
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Carrigain Investment Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Belize
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
42,000,000
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
42,000,000
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.4% based on 63,187,764 shares of common stock of the Issuer outstanding
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Item 1. Security and Issuer

This Statement relates to common shares without par value of Global Energy Inc. (the "Issuer"). The principal executive offices of the Issuer are located #520-1122 Mainland Street, Vancouver, British Columbia, V6B 5L1.

Item 2. Identity and Background

(a)	Name:	Carrigain Investment Ltd. ("Carrigain").
(b)	State of Organization:	Belize
(c)	Principal business:	Investments
(d)	Principal office address:	Jasmine Court, Regent Street, Belize City, Belize.
(e)	During the last five years, Carrigain has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).
(f)

During the last five years, Carrigain was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

Pursuant to a subscription agreement dated April 11, 2007 with the Issuer., Carrigain acquired 30,000,000 shares of the Issuer's common stock for an aggregate acquisition cost of $300,000. These funds were provided by the working capital of Carrigain. No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of Transaction

Carrigain entered into the April 11, 2007 transaction and acquired the 30,000,000 common shares for investment purposes, but may transfer or sell such shares as necessary.

Carrigain does not presently have any plan or proposal which relate to or would result in any of the following: the acquisition or disposition by any person of additional securities of the Issuer; an extraordinary corporate transaction involving the Issuer or its subsidiaries; a sale or transfer of a material amount of the Issuer's or its subsidiaries' assets; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's corporate structure; any changes to the Issuer's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer

(a)	Carrigain beneficially owns an aggregate of 42,000,000 shares of common stock of the Issuer. This represents 66.4% of the Issuer's current issued and outstanding share capital.

CW1156775.1

(b)

Carrigain has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 42,000,000 shares of common stock of the Issuer. Carrigain is a corporation controlled by Ariel Malik and Zeev Bronfeld.

(c)	Other than described in Item 3 above, Carrigain has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.
(d)

no person, other than Carrigain, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 42,000,000 shares of common stock of the Issuer.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2007

CARRIGAIN INVESTMENT LTD.

Per: /s/ Gyor Levy

_____________________________________

Gyor Levy

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: intentional misstatements or omissions of fact

constitute Federal criminal violations (see 18 U.S.C. 1001)